                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)


                                 AMENDMENT NO. 4


                            WINSLOEW FURNITURE, INC.
                              (NAME OF THE ISSUER)

                          TRIVEST FURNITURE CORPORATION
                        TRIVEST FURNITURE PARTNERS, LTD.
                           TRIVEST FUND II GROUP, LTD.
                                 EARL W. POWELL
                             PHILLIP T. GEORGE, M.D.
                            WILLIAM F. KACZYNSKI, JR.
                                 PETER W. KLEIN
                                  BOBBY TESNEY
                                 STEPHEN C. HESS
                            VINCENT A. TORTORICI, JR.
                                 R. CRAIG WATTS
                                RICK J. STEPHENS
                                  JERRY C. CAMP

                            WINSLOEW FURNITURE, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   975377 10 2
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

           Peter W. Klein, Esq.                     Vincent A. Tortorici, Jr.
              Trivest, Inc.                         WinsLoew Furniture, Inc.
   2665 South Bayshore Drive, Suite 800                160 Village Street
           Miami, Florida 33133                     Birmingham, Alabama 35242
              (305) 858-2200                              (205) 408-7600

                                 WITH COPIES TO:

Bruce E. Macdonough, Esq.        James M. Dubin, Esq.             James F. Hughey, Jr.
 Greenberg Traurig, P.A.        Paul, Weiss, Rifkind,             Balch & Bingham LLP
  1221 Brickell Avenue            Wharton & Garrison            1901 Sixth Avenue North
  Miami, Florida 33131       1285 Avenue of the Americas       Birmingham, Alabama 35203
     (305) 579-0500            New York, New York 10019              (205) 251-8100
                                    (212) 373-3000

   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
           AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

         This statement is filed in connection with (check the appropriate box):
 a.      [x]      The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C, or Rule
                  13e-3(c) under the Securities Exchange Act of 1934.
 b.      [ ]      The filing of a registration statement under the Securities
                  Act of 1933.

 c.      [ ]      A tender offer.

 d.      [ ]      None of the above.



                  Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]


                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
         TRANSACTION VALUE                               AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
         $249,571,303 ..........................         $49,915
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. Assumes purchase of 7,181,908 shares of Common Stock, par value $.01 per share, of WinsLoew Furniture, Inc. at $34.75 per share.

         [X] Check box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:    $47,401; $2,514
Form or registration no.:  Preliminary Proxy Statement on Schedule 14A
Filing party:     WinsLoew Furniture, Inc.
Dates filed:      April 20, 1999; June 4, 1999

         This Rule 13e-3 Transaction Statement (this "Statement") is being filed in connection with the filing by WinsLoew Furniture, Inc. ("WinsLoew" or the "Company") with the Securities and Exchange Commission (the "Commission") on July 29, 1999 of a definitive Proxy Statement on Schedule 14A (the "Proxy Statement") in connection with a special meeting of the shareholders of WinsLoew to be held on August 27, 1999. At such meeting, the shareholders of WinsLoew will vote upon, among other things, the adoption of a Second Amended and Restated Agreement and Plan of Merger dated as of May 4, 1999 (the "Merger Agreement") by and among WinsLoew and Trivest Furniture Corporation (the "Purchaser"), pursuant to which the Purchaser will be merged with and into WinsLoew.


         The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Statement. The information in the Schedule 14A which is attached hereto as Exhibit (d)(3), including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement.

                              CROSS REFERENCE SHEET

ITEM IN SCHEDULE 13E-3                           CAPTION OR LOCATION IN THE PROXY STATEMENT
----------------------                           ------------------------------------------
Item 1(a) .........................   Outside Front Cover Page; "Introduction"; "Summary -- Parties to the Merger"

Item 1(b) .........................   Outside Front Cover Page; "Summary--Record Date and Quorum";
                                      "--Market Prices of Common Stock and Dividends";  "Market Prices of Common Stock
                                      and Dividends"

Item 1(c) .........................   "Summary--Market  Prices  of  Common  Stock and  Dividends";  "Market  Prices of
                                      Common Stock and Dividends"

Item 1(d) .........................   "Dividends"; "Market Prices of Common Stock and Dividends"

Item 1(e) .........................   None

Item 1(f) .........................   "Dividends"; "Market Prices of Common Stock and Dividends"

Item 2(a) .........................   "Introduction"; "Summary--Parties to the Merger"; "Management--Directors and
                                      Executive Officers of WinsLoew";  "Certain Information Concerning the Purchaser
                                      and Other Affiliates"

Item 2(b)-(d) .....................   "Management--Directors   and   Executive   Officers   of   WinsLoew";   "Certain
                                      Information Concerning the Purchaser and Other Affiliates"

Item 2(e) .........................   None

Item 2(f) .........................   None

Item 2(g) .........................   "Management--Directors   and   Executive   Officers   of   WinsLoew";   "Certain
                                      Information Concerning the Purchaser and Other Affiliates"

Item 3(a)(1) ......................   "Certain Transactions"

ITEM IN SCHEDULE 13E-3                           CAPTION OR LOCATION IN THE PROXY STATEMENT
----------------------                           ------------------------------------------
Item 3(a)(2) ......................   "Summary--Conflicts of Interest"; "--Certain Effects of the Merger";
                                      "Special Factors--Background of the Merger"; "--Conflicts of Interest";
                                      "--Certain Effects of the Merger"

Item 3(b) .........................   "Summary--Conflicts of Interest"; "--Certain Effects of the Merger";
                                      "Special Factors--Background of the Merger"; "--Conflicts of Interest";
                                      "--Certain Effects of the Merger"

Item 4(a) .........................   "Introduction"; "Summary--The Merger"; "--Effective Time of the Merger
                                      and Payment for Shares"; "--Certain Effects of the Merger"; "--Conditions to
                                      the Merger, Termination and Expenses"; "--Rights of Dissenting Shareholders";
                                      "The Merger"; "Rights of Dissenting Shareholders"; Appendix A

Item 4(b) .........................   "Introduction";  "Summary--Purpose  of the Special  Meeting";  "--Parties  to the
                                      Merger"; "--Purpose and Reasons of the Affiliates for the Merger";
                                      "--Conflicts  of  Interest";  "--Rights  of  Dissenting  Shareholders";  "Special
                                      Factors--Purpose  and Reasons of the Affiliates for the Merger";  "--Conflicts of
                                      Interest";  "--Certain  Effects of the Merger";  "The  Merger--Termination  Fee";
                                      "Rights of Dissenting Shareholders"

Item 5(a), (b) ....................   "Summary--Purpose and Reasons of the Affiliates for the Merger";
                                      "--Conflicts of Interest";  "--Certain Effects of the Merger"; "--Financing of the
                                      Merger"; "Special  Factors--Background of the Merger";  "--Purpose and Reasons of
                                      the Affiliates for the Merger"; "--Conflicts of Interest";
                                      "--Certain  Effects of the Merger";  "--Conduct of WinsLoew's  Business After the
                                      Merger"

Item 5(c) .........................   "Special  Factors--Conflicts  of  Interest";  "--Conduct of  WinsLoew's  Business
                                      After the Merger"

Item 5(d) .........................   "Summary--Conflicts   of  Interest";   "--Financing  of  the  Merger";   "Special
                                      Factors--Conflicts of Interest"; "The Merger--Financing"

Item 5(e) .........................   "Summary--Financing of the Merger"; "--Certain Effects of the Merger";
                                      "Special Factors--Certain Effects of the Merger"; "--Conduct of WinsLoew's Business
                                      After the Merger"; "The Merger--Financing"

Item 5(f), (g) ....................   "Summary--Certain  Effects of the Merger";  "Special  Factors--Certain Effects of
                                      the Merger"

Item 6(a) .........................   "Summary--Financing of the Merger"; "The Merger--Financing"

Item 6(b) .........................   "The Merger--Expenses of the Transaction"

Item 6(c) .........................   "Summary--Financing of the Merger"; "The Merger--Financing"

Item 6(d) .........................   Not applicable

ITEM IN SCHEDULE 13E-3                           CAPTION OR LOCATION IN THE PROXY STATEMENT
----------------------                           ------------------------------------------
Item 7(a)-(c) .....................   "Summary";   "Special Factors--Background of the Merger"; "--The  Special
                                      Committee's and the Board's Recommendation"; "--Opinion of Financial
                                      Advisor"; "--Purpose and Reasons of the Affiliates for the Merger"; "--Conflicts
                                      of Interest"

Item 7(d) .........................   "Introduction"; "Summary--The Merger"; "--Purpose and Reasons of the Affiliates
                                      for the Merger"; "--Conflicts of Interest"; "--Certain  Effects of the Merger";
                                      "--Federal Income Tax Consequences"; "--Rights of Dissenting Shareholders";
                                      "--Accounting Treatment"; "--Financing of the Merger"; "Special
                                      Factors--Background of the Merger"; "--Purpose and Reasons of the Affiliates for
                                      the  Merger"; "--Conflicts of Interest"; "--Certain Effects of the Merger";
                                      "--Conduct of WinsLoew's Business After the Merger"; "--Certain Risks in the
                                      Event of Bankruptcy"; "The Merger--Conversion of Securities"; "--Cash-out
                                      of WinsLoew Stock Options"; "--Financing"; "--Accounting Treatment"; "Rights of
                                      Dissenting Shareholders"; "Federal Income Tax Consequences"; "Principal
                                      Shareholders and Stock Ownership of Management"

 Item 8(a), (b) ...................   "Summary--The Special Committee's and the Board's Recommendation"; "--Opinion of
                                      Financial  Advisor"; "--Position of the Affiliates as to Fairness of the
                                      Merger"; "--Conflicts of Interest"; "--Rights of Dissenting Shareholders";
                                      "Special Factors--Background of the Merger"; "--The Special Committee's and the
                                      Board's Recommendation"; "--Opinion of Financial Advisor"; "--Position of the
                                      Affiliates as to Fairness of the Merger"; "--Conflicts of Interest"; "Rights of
                                      Dissenting Shareholders"

Item 8(c) .........................   "Introduction"; "Summary--Vote Required"; "Special Factors--The Special
                                      Committee's and the Board's Recommendation"; "The Special
                                      Meeting--Voting Procedures; Required Vote"; "The Merger--Conditions"

Item 8(d) .........................   "Summary--The Special Committee's and the Board's Recommendation"; "--Opinion of
                                      Financial Advisor"; "Special Factors--Background of the Merger"; "--The
                                      Special Committee's and the Board's Recommendation"; "--Opinion of Financial
                                      Advisor"

Item 8(e) .........................   "Summary--The Special Committee's and the Board's Recommendation"; "--Conflicts
                                      of Interest"; "Special Factors--The Special Committee's and the Board's
                                      Recommendation"; "--Conflicts of Interest"

Item 8(f) .........................   None

Item 9(a)-(c) .....................   "Summary--The Special Committee's and the Board's Recommendation";
                                      "--Opinion of Financial Advisor"; "Special Factors--Background of the Merger"; "--The
                                      Special Committee's and the Board's Recommendation"; "--Opinion of Financial Advisor";
                                      Appendix B

Item 10(a) ........................   "Summary--Purpose and Reasons of the Affiliates for the Merger";
                                      "--Conflicts of Interest"; "Special Factors--Purpose and Reasons of the
                                      Affiliates for the Merger"; "--Conflicts of Interest"; "Principal Shareholders

ITEM IN SCHEDULE 13E-3                           CAPTION OR LOCATION IN THE PROXY STATEMENT
----------------------                           ------------------------------------------
                                      and Stock Ownership of Management"

Item 10(b) ........................   "Market Prices of Common Stock and Dividends"

Item 11 ...........................   "Introduction"; "Summary--Vote Required"; "--Parties to the Merger";
                                      "--Conflicts   of   Interest";    "--Financing    of   the   Merger";    "Special
                                      Factors--Background of the Merger";  "--Purpose and Reasons of the Affiliates for
                                      the Merger";  "--Conflicts of Interest";  "--Certain Effects of the Merger"; "The
                                      Merger--Financing"

Item 12(a), (b) ...................   "Introduction";   "Summary--Vote   Required";   "--Purpose  and  Reasons  of  the
                                      Affiliates  for  the  Merger";   "--The  Special  Committee's  and  the  Board's
                                      Recommendation";   "--Conflicts  of  Interest";   "Special  Factors--The  Special
                                      Committee's  and the  Board's  Recommendation";  "--Purpose  and  Reasons of the
                                      Affiliates   for  the  Merger";   "--Conflicts   of   Interest";   "The  Special
                                      Meeting--Voting Procedures; Required Vote"

Item 13(a) ........................   "Summary--Rights   of   Dissenting   Shareholders";    "Rights   of   Dissenting
                                      Shareholders"

Item 13(b) ........................   Not applicable

Item 13(c) ........................   Not applicable

Item 14(a) ........................   "Selected Consolidated Financial Data";  "Management's  Discussion and Analysis
                                      of  Results  of  Operations  and  Financial  Condition";  "Index  to  Financial
                                      Statements"

Item 14(b) ........................   Not applicable

Item 15(a) ........................   "Summary--Parties to the Merger"; "--Conflicts of Interest";  "--Conditions to the
                                      Merger,  Termination  and Expenses";  "--Financing of the Merger";  "The Special
                                      Meeting--Proxy  Solicitation";  "Special  Factors--Conflicts  of Interest";  "The
                                      Merger--Expenses"; "--Termination Fee"; "--Financing"

Item 15(b) ........................   "The Special Meeting--Proxy Solicitation"

Item 16 ...........................   Proxy Statement

Item 17(a)-(f) ....................   Not applicable

ITEM  1.   ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

           (a) The information set forth on the cover page to the Proxy Statement and in the sections entitled "Introduction" and "Summary--Parties to the Merger" of the Proxy Statement is incorporated herein by reference.

           (b) The information set forth on the cover page to the Proxy Statement and in the sections entitled "Summary--Record Date and Quorum," "--Market Prices of Common Stock and Dividends" and "Market Prices of Common Stock and Dividends" of the Proxy Statement is incorporated herein by reference.

           (c) The information set forth in the sections entitled
"Summary--Market Prices of Common Stock and Dividends" and "Market Prices of Common Stock and Dividends" of the Proxy Statement is incorporated herein by reference.

           (d) The information set forth in the section entitled "Market Prices of Common Stock and Dividends" of the Proxy Statement is incorporated herein by reference.

           (e) None.

           (f) The information set forth in the section entitled "Market Prices of Common Stock and Dividends" of the Proxy Statement is incorporated herein by reference.

ITEM  2.   IDENTITY AND BACKGROUND.

           (a) The information set forth in the sections entitled
"Introduction", "Summary--Parties to the Merger," "Management--Directors and Executive Officers of WinsLoew" and "Certain Information Concerning the Purchaser and Other Affiliates" of the Proxy Statement is incorporated herein by reference.

           (b)-(d), (g) The information set forth in the sections entitled "Summary--Parties to the Merger," "Management--Directors and Executive Officers of WinsLoew" and "Certain Information Concerning the Purchaser and the Other Affiliates" of the Proxy Statement is incorporated herein by reference.

           (e), (f) Neither the Purchaser nor any executive officer, director or person controlling the Purchaser or any Affiliate has during the last five years
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM  3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

           (a)( 1) The information set forth in the section entitled "Certain Transactions" of the Proxy Statement is incorporated herein by reference.

           (a)( 2) The information set forth in the sections entitled "Summary--Conflicts of Interest," "--Certain Effects of the Merger," "Special Factors--Background of the Merger," "--Conflicts of Interest" and "--Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

           (b) The information set forth in the sections entitled
"Summary--Conflicts of Interest," "--Certain Effects of the Merger," "Special Factors--Background of the Merger," "--Purpose and Reasons of the Affiliates for the Merger," "--Conflicts of Interest" and "--Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM  4.   TERMS OF THE TRANSACTION.

           (a) The information set forth in the sections entitled "Introduction," "Summary--The Merger," "--Effective Time of the Merger and Payment for Shares," "--Certain Effects of the Merger," "--Conditions to the Merger, Termination and Expenses," "--Rights of Dissenting Shareholders," "The Merger" and "Rights of Dissenting Shareholders" of the Proxy Statement and Appendix A to the Proxy Statement is incorporated herein by reference.

           (b) The information set forth in the sections entitled "Introduction," "Summary--Purpose of the Special Meeting," "--Parties to the Merger," "--Purpose and Reasons of the Affiliates for the Merger," "--Conflicts of Interest," "--Rights of Dissenting Shareholders," "Special Factors--Purpose and Reasons of the Affiliates for the Merger," "--Conflicts of Interest," "--Certain Effects of the Merger" "The Merger--Termination Fee" and "Rights of Dissenting Shareholders" of the Proxy Statement is incorporated herein by reference.

ITEM  5.   PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

           (a), ( b) The information set forth in the sections entitled "Summary--Purpose and Reasons of the Affiliates for the Merger," "--Conflicts of Interest," "--Certain Effects of the Merger," "--Financing of the Merger," "Special Factors--Background of the Merger," "--Purpose and Reasons of the Affiliates for the Merger," "--Conflicts of Interest," "--Certain Effects of the Merger" and "--Conduct of WinsLoew's Business After the Merger" of the Proxy Statement is incorporated herein by reference.

           (c) The information set forth in the sections entitled "Special Factors--Conflicts of Interest" and "--Conduct of WinsLoew's Business After the Merger" of the Proxy Statement is incorporated herein by reference.

           (d) The information set forth in the sections entitled
"Summary--Conflicts of Interest," "--Financing of the Merger," "Special Factors--Conflicts of Interest" and "The Merger--Financing" of the Proxy Statement is incorporated herein by reference.

           (e) The information set forth in the sections entitled
"Summary--Financing of the Merger," "--Certain Effects of the Merger," "Special Factors--Certain Effects of the Merger," "--Conduct of WinsLoew's Business After the Merger" and "The Merger--Financing" of the Proxy Statement is incorporated herein by reference.

           (f), ( g) The information set forth in the sections entitled "Summary--Certain Effects of the Merger" and "Special Factors--Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM  6.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           (a) The information set forth in the sections entitled
"Summary--Financing of the Merger" and "The Merger--Financing" of the Proxy Statement is incorporated herein by reference.

           (b) The information set forth in the section entitled "The Merger--Expenses of the Transaction" of the Proxy Statement is incorporated herein by reference.

           (c) The information set forth in the sections entitled
"Summary--Financing of the Merger" and "The Merger--Financing" of the Proxy Statement is incorporated herein by reference.

           (d) Not applicable.

ITEM  7.   PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

           (a)-(c) The information set forth in the sections entitled "Summary," "Special Factors--Background of the Merger," "--The Special Committee's and the Board's Recommendation," "--Opinion of Financial Advisor," "--Purpose and Reasons of the Affiliates for the Merger" and "--Conflicts of Interest" of the Proxy Statement is incorporated herein by reference.

           (d) The information set forth in the sections entitled "Introduction," "Summary--The Merger," "--Purpose and Reasons of the Affiliates for the Merger," "--Conflicts of Interest," "--Certain Effects of the Merger," "--Federal Income Tax Consequences," "--Rights of Dissenting Shareholders," "--Accounting Treatment," "--Financing of the Merger," "Special Factors--Background of the Merger," "--Purpose and Reasons of the Affiliates for the Merger," "--Conflicts of Interest," "--Certain Effects of the Merger," "--Conduct of WinsLoew's Business After the Merger," "--Certain Risks in the Event of Bankruptcy," "The Merger--Conversion of Securities," "--Cash-out of WinsLoew Stock Options," "--Financing," "--Accounting Treatment," "Rights of Dissenting Shareholders," "Federal Income Tax Consequences" and "Principal Shareholders and Stock Ownership of Management" of the Proxy Statement is incorporated herein by reference.

ITEM  8.   FAIRNESS OF THE TRANSACTION.

           (a), ( b) The information set forth in the sections entitled "Summary--The Special Committee's and the Board's Recommendation," "--Opinion of Financial Advisor," "--Position of the Affiliates as to Fairness of the Merger," "--Conflicts of Interest," "--Rights of Dissenting Shareholders," "Special Factors--Background of the Merger," "--The Special Committee's and the Board's Recommendation," "--Opinion of Financial Advisor," "--Position of the Affiliates as to Fairness of the Merger," "--Conflicts of Interest" and "Rights of Dissenting Shareholders" of the Proxy Statement are incorporated herein by reference.

           (c) The information set forth in the sections entitled
"Introduction," "Summary--Vote Required," "Special Factors--The Special Committee's and the Board's Recommendation," "The Special Meeting--Voting Procedures; Required Vote" and "The Merger--Conditions" of the Proxy Statement is incorporated herein by reference.

           (d) The information set forth in the sections entitled "Summary--The Special Committee's and the Board's Recommendation," "--Opinion of Financial Advisor," "Special Factors--Background of the Merger," "--The Special Committee's and the Board's Recommendation" and "--Opinion of Financial Advisor" of the Proxy Statement is incorporated herein by reference.

           (e) The information set forth in the sections entitled "Summary--The Special Committee's and the Board's Recommendation," "--Conflicts of Interest," "Special Factors--The Special Committee's and the Board's Recommendation" and "--Conflicts of Interest" of the Proxy Statement is incorporated herein by reference.

           (f) None.

ITEM  9.   REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

           (a)-(c) The information set forth in the sections entitled "Summary--The Special Committee's and the Board's Recommendation," "--Opinion of Financial Advisor," "Special Factors--Background of the Merger," "--The Special Committee's and the Board's Recommendation" and "--Opinion of Financial Advisor" of the Proxy Statement and in Appendix B to the Proxy Statement is incorporated herein by reference.

ITEM  10.  INTEREST IN SECURITIES OF THE ISSUER.

           (a) The information set forth in the sections entitled "Summary--Purpose and Reasons of the Affiliates for the Merger," "--Conflicts of Interest," "Special Factors--Purpose and Reasons of the Affiliates for the Merger," "--Conflicts of Interest," "Principal Shareholders and Stock Ownership of Management" of the Proxy Statement is incorporated herein by reference.

           (b) "Market Prices of Common Stock and Dividends."

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in the sections entitled "Introduction," "Summary--Vote Required," "--Parties to the Merger," "--Conflicts of Interest," "--Financing of the Merger," "Special Factors--Background of the Merger," "--Purpose and Reasons of the Affiliates for the Merger," "--Conflicts of Interest," "--Certain Effects of the Merger" and "The Merger--Financing" of the Proxy Statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

           (a), ( b) The information set forth in the sections entitled "Introduction," "Summary--Vote Required," "--Purpose and Reasons of the Affiliates for the Merger," "--The Special Committee's and the Board's Recommendation," "--Conflicts of Interest," "Special Factors--The Special Committee's and the Board's Recommendation," "--Purpose and Reasons of the Affiliates for the Merger," "--Conflicts of Interest" and "The Special Meeting--Voting Procedures; Required Vote" of the Proxy Statement is incorporated herein by reference.

ITEM  13.  OTHER PROVISIONS OF THE TRANSACTION.

           (a) The information set forth in the sections entitled
"Summary--Rights of Dissenting Shareholders" and "Rights of Dissenting Shareholders" of the Proxy Statement is incorporated herein by reference.

           (b) Not applicable.

           (c) Not applicable.

ITEM  14.  FINANCIAL INFORMATION.

           (a) The information set forth in the section entitled "Selected Consolidated Financial Data" of the Proxy Statement and in the Consolidated Financial Statements of the Company for the fiscal years ended December 31, 1997 and December 31, 1998, which are included in the Proxy Statement, is incorporated herein by reference.

           (b) Not applicable.

ITEM  15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

           (a) The information set forth in the sections entitled "Summary--Parties to the Merger," "--Conflicts of Interest," "--Conditions to the Merger, Termination and Expenses," "--Financing of the Merger," "The Special Meeting--Proxy Solicitation," "Special Factors--Conflicts of Interest," "The Merger--Expenses," "--Termination Fee" and "--Financing" of the Proxy Statement is incorporated herein by reference.

           (b) The information set forth in the section entitled "The Special Meeting--Proxy Solicitation" of the Proxy Statement is incorporated herein by reference.

ITEM  16.  ADDITIONAL INFORMATION.

         The entirety of the Proxy Statement is incorporated herein by reference.

ITEM  17.  MATERIAL TO BE FILED AS EXHIBITS.

        (a)(1) BankBoston, N.A. commitment letter to Trivest Furniture Corporation dated March 29, 1999 (filed as Exhibit (c)(2) to this Schedule 13E-3 as filed on April 19, 1999).

        (a)(2) BankBoston, N.A. confirmation letter with respect to $33.00 per share purchase price to Trivest Furniture Corporation dated March 29, 1999 (filed as Exhibit (c)(3) to this Schedule 13E-3 as filed on April 19, 1999).

        (a)(3) Trivest, Inc. commitment letter to Trivest Furniture Corporation dated March 29, 1999 (filed as Exhibit (c)(4) to this Schedule 13E-3 as filed on April 19, 1999).

        (a)(4) BankBoston, N.A. commitment letter to Trivest Furniture Corporation dated April 27, 1999 (filed as Exhibit (a)(4) to Amendment No. 1 to this Schedule 13E-3 as filed on June 4,
                1999).
        (a)(5) Trivest, Inc. commitment letter to Trivest Furniture Corporation dated April 30, 1999 (filed as Exhibit (a)(5) to Amendment No. 1 to this Schedule 13E-3 as filed on June 4, 1999).
        (a)(6) Trivest, Inc. commitment letter to Trivest Furniture Corporation dated May 3, 1999 (filed as Exhibit (a)(6) to Amendment No. 1 to this Schedule 13E-3 as filed on June 4, 1999).
        (b)(1) Opinion of Mann, Armistead & Epperson, Ltd. dated April 7, 1999 (filed as Exhibit (b)(1) to Amendment No. 1 to this Schedule 13E-3 as filed on June 4, 1999).
        (b)(2) Management's Budget Projections for fiscal years 1999 through 2002 provided to Mann, Armistead & Epperson, Ltd., that are summarized in the Proxy Statement (filed as Exhibit (b)(2) to this Schedule 13E-3 as filed on April 19, 1999).
        (b)(3) Financial Analysis Presentation materials prepared by Mann, Armistead & Epperson, Ltd. in connection with providing its opinion dated April 7, 1999 to the Special Committee (filed as Exhibit (b)(3) to Amendment No. 1 to this Schedule 13E-3 as filed on June 4, 1999).

        (b)(4) Opinion of Mann, Armistead & Epperson, Ltd. dated May 4, 1999 (included as Appendix B to the Proxy Statement, which is filed herewith as Exhibit (d)(3)).

        (b)(5) Financial Analysis Presentation materials prepared by Mann, Armistead & Epperson, Ltd. in connection with providing its opinion dated May 4, 1999 to the Special Committee (filed as Exhibit (b)(5) to Amendment No. 1 to this Schedule 13E-3 as filed on June 4, 1999).

        (b)(6) Management's Best Case Projections for fiscal years 1999 through 2002 provided to Mann, Armistead & Epperson, Ltd. that are summarized in the Proxy Statement (filed as Exhibit (b)(6) to Amendment No. 2 to this Schedule 13E-3 as filed on July 14,
                1999).

        (b)(7) Confirmation of Mann, Armistead & Epperson, Ltd. dated July 8, 1999 (included as part of Appendix B to the Proxy Statement, which is filed herewith as Exhibit (d)(3)).

        (b)(8) Supplemental Financial Analysis Presentation materials prepared by Mann, Armistead & Epperson, Ltd. in connection with providing its confirmation dated July 8, 1999 to the Special Committee (filed as Exhibit (b)(8) to Amendment No. 2 to this Schedule 13E-3 as filed on July 14, 1999).

        (c)(1) Second Amended and Restated Agreement and Plan of Merger dated as of May 4, 1999 among WinsLoew Furniture, Inc. and Trivest Furniture Corporation (included as Appendix A to the Proxy Statement, which is filed herewith as Exhibit (d)(3)).

        (d)(1) Letter to Shareholders (included in the Proxy Statement, which is filed herewith as Exhibit (d)(3)).

        (d)(2) Notice of Special Meeting of Shareholders (included in the Proxy Statement, which is filed herewith as Exhibit (d)(3)).

        (d)(3)  Definitive Proxy Statement.


        (d)(4)  Form of Proxy.

        (d)(5) Press Release issued by WinsLoew Furniture, Inc. dated January 18, 1999 (filed as Exhibit (d)(5) to this Schedule 13E-3 as filed on April 19, 1999).

        (d)(6) Press Release issued by WinsLoew Furniture, Inc. dated January 25, 1999 (filed as Exhibit (d)(6) to this Schedule 13E-3 as filed on April 19, 1999).

        (d)(7) Press Release issued by WinsLoew Furniture, Inc. dated March 5, 1999 (filed as Exhibit (d)(7) to this Schedule 13E-3 as filed on April 19, 1999).

        (d)(8) Press Release issued by WinsLoew Furniture, Inc. dated March 31, 1999 (filed as Exhibit (d)(8) to this Schedule 13E-3 as filed on April 19, 1999).

        (d)(9) Press Release issued by WinsLoew Furniture, Inc. dated May 5, 1999 (incorporated by reference to the Current Report on Form 8-K filed by WinsLoew Furniture, Inc. on May 5, 1999).

        (e)     Not applicable.

        (f)     Not applicable.

                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                   WINSLOEW FURNITURE, INC.


Dated:  July 29, 1999                  By:      /s/ Bobby Tesney
                                                -----------------------------
                                       Name:    Bobby Tesney
                                       Title:   President and Chief Executive
                                                Officer

                                   TRIVEST FURNITURE CORPORATION

Dated:  July 29, 1999                  By:      /s/ William F. Kaczynski, Jr.
                                                -----------------------------
                                       Name:    William F. Kaczynski, Jr.
                                       Title:   Vice President

                                   TRIVEST FURNITURE PARTNERS, LTD.

                                   By:      TFP, Ltd., its General Partner

                                                By:  Trivest II, Inc., Its
                                                     General Partner

Dated:  July 29, 1999                  By:      /s/ William F. Kaczynski, Jr.
                                                -----------------------------
                                       Name:    William F. Kaczynski, Jr.
                                       Title:   Managing Director

                                   TRIVEST FUND II GROUP, LTD.

                                   By:      Trivest Equities, Inc., its
                                            General Partner

Dated:  July 29, 1999                  By:      /s/ William F. Kaczynski, Jr.
                                                -----------------------------
                                       Name:    William F. Kaczynski, Jr.
                                       Title:   Managing Director
Dated:  July 29, 1999                  By:      /s/ Earl W. Powell
                                                -----------------------------
                                                Earl W. Powell
Dated:  July 29, 1999                  By:      /s/ Phillip T. George, M.D.
                                                -----------------------------
                                                Phillip T. George, M.D.
Dated:  July 29, 1999                  By:      /s/ William F. Kaczynski, Jr.
                                                -----------------------------
                                                William F. Kaczynski, Jr.
Dated:  July 29, 1999                  By:      /s/ Peter W. Klein
                                                -----------------------------
                                                Peter W. Klein
Dated:  July 29, 1999                  By:      /s/ Bobby Tesney
                                                -----------------------------

                                                Bobby Tesney

Dated:  July 29, 1999                  By:      /s/ Stephen C. Hess
                                                -----------------------------
                                                Stephen C. Hess
Dated:  July 29, 1999                  By:      /s/ Vincent A. Tortorici, Jr.
                                                -----------------------------
                                                Vincent A. Tortorici, Jr.
Dated:  July 29, 1999                  By:      /s/ R. Craig Watts
                                                -----------------------------
                                                R. Craig Watts
Dated:  July 29, 1999                  By:      /s/ Rick J. Stephens
                                                -----------------------------
                                                Rick J. Stephens
Dated:  July 29, 1999                  By:      /s/ Jerry C. Camp
                                                -----------------------------
                                                Jerry C. Camp

                                  EXHIBIT INDEX



         EXHIBIT
         NUMBER                   DESCRIPTION
         ------                   -----------
         (d)(3)   Definitive Proxy Statement.

         (d)(4)   Form of Proxy.